PROSPECTUS SUPPLEMENT NO. 7	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated September 15, 2021)	Registration No. 333-259336

NRX Pharmaceuticals, Inc.

2,935,818 Shares of Common Stock

2,863,637 Shares of Common Stock Issuable Upon Exercise of Investment Options

This prospectus supplement is being filed to update and supplement the information contained in the prospectus, dated September 15, 2021 (the “Prospectus”), related to the resale, from time to time, of up to 2,927,273 shares of common stock, par value $0.001 per share (the “Common Stock”), of NRX Pharmaceuticals, Inc. (“NRx”) by the selling securityholders (including their pledgees, donees, transferees or other successors-in-interest) and 8,545 shares of Common Stock by certain service providers (including their pledgees, donees, transferees or other successors-in-interest) identified in the Prospectus and the issuance by NRx of up to 2,863,637 shares of Common Stock upon the exercise of investment options, with the information contained in NRx’s Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2022 (the “Current Report”). Accordingly, NRx has attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and, if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The Common Stock is listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “NRXP” and NRx’s warrants are listed on Nasdaq under the symbol “NRXPW”. On March 8, 2022, the closing sale price of the Common Stock as reported on Nasdaq was $2.61, and the closing sale price of NRx’s warrants as reported on Nasdaq was $1.27.

NRx is an “emerging growth company” under the federal securities laws and, as such, has elected to comply with certain reduced public company disclosure requirements. See “Prospectus Summary–Implications of Being an Emerging Growth Company” beginning on page 3 of the Prospectus and in any applicable prospectus supplement.

NRx’s business and investment in the Common Stock involve significant risks. These risks are described in the section titled “Risk Factors” beginning on page 5 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 9, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) March 9, 2022 (March 8, 2022)

 NRX PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38302	82-2844431
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1201 Orange Street, Suite 600 Wilmington, Delaware	19801
(Address of principal executive offices)	(Zip Code)

(484) 254-6134

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	NRXP	The Nasdaq Stock Market LLC
Warrants to purchase one share of Common Stock	NRXPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Transition of Dr. Jonathan Javitt

On March 8, 2022, Dr. Jonathan Javitt, MD, MPH, announced his retirement from his position as Chief Executive Officer of NRx Pharmaceuticals, Inc. (the “Company”), effective immediately. As part of the transition, Dr. Javitt has agreed to serve as Chief Scientist and remain on the Company’s board of directors (the “Board”).

Pursuant to a consulting agreement between the Company and Dr. Javitt, dated as of March 8, 2022 (the “Javitt Consulting Agreement”), Dr. Javitt will provide consulting services to the Company for a period of one year, including reviewing and providing scientific and strategic advice to the Company’s executive officers. The Javitt Consulting Agreement provides for the payment of $250,000 to Dr. Javitt and commencing on the third month of the Javitt Consulting Agreement, a payment of $75,000 per month, subject to Dr. Javitt’s continued performance of his obligations under the Javitt Consulting Agreement.

The foregoing summary of the material terms of the Javitt Consulting Agreement is subject to the full and complete terms of the Javitt Consulting Agreement, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Appointment of Mr. Robert Besthof as Interim Chief Executive Officer

On March 8, 2022, the Board appointed Mr. Robert Besthof to serve as Interim Chief Executive Officer of the Company during the transition.

Mr. Besthof has served as the Company’s Head of Operations and Chief Commercial Officer for us or our predecessor since 2016 where he was responsible for managing the Company’s operations, partnerships and therapeutics pipeline. Prior to joining our predecessor, Mr. Besthof served as Vice President of Global Commercial Development for Neuroscience & Pain at Pfizer and also held positions at Eli Lily and Wyeth. Mr. Besthof has managed numerous specialty disease area business lines and has deep experience identifying commercial pathways and markets, launching breakthrough products and closing numerous licensing deals. Mr. Besthof began his career at Deutsche Bank and various consulting firms. Mr. Besthof holds a B.A. from Case Western Reserve University and a Master’s Degree in International Management from the Thunderbird School of Global Management.

Mr. Besthof has no familial relationships with any executive officer or director of the Company. There have been no transactions in which the Company has participated and in which Mr. Besthof had a direct or indirect material interest that would be required to be disclosed under Item 404(a) of Regulation S-K.

Employment Arrangements with Mr. Besthof

On March 9, 2022, Mr. Besthof on behalf of his personal services corporation entered into a letter agreement with the Company (the “Besthof Letter Agreement”). The Besthof Letter Agreement supplements the consulting agreement entered into by and between the Company and Mr. Besthof’s personal service corporation, dated as of March 1, 2016, as amended on October 23, 2020. The Besthof Letter Agreement provides for an aggregate monthly payment of $41,667 (of which $19,667 is for services as the Interim Chief Executive Officer) to Mr. Besthof for total annual payments at an annual rate of approximately $500,000 and a special payment for 2022 of up to $250,000 based on achievement of certain performance metrics to be determined by the Board. The Besthof Letter Agreement also provides for the grant of stock options (the “Options”) to purchase 100,000 shares of the Company’s common stock at an exercise price of $2.61 per share (the closing price on the date of grant). The Options vest on March 8, 2023, subject to Mr. Besthof’s continued service with the Company.

Mr. Besthof will be considered for the position of permanent Chief Executive Officer and pursuant to the Besthof Letter Agreement, Mr. Besthof will receive the additional payment of $19,667 per month as Interim Chief Executive Officer for at least six months, unless he resigns or is terminated for “cause” (as defined in the Besthof Letter Agreement). If Mr. Besthof is terminated by the Company without “cause” or, under limited circumstances, he resigns,

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he may receive separation payments of up to six months of pay, the special payment, to the extent not yet paid, and vesting of his Options. Mr. Besthof will also be entitled to customary indemnification and directors and officers insurance coverage.

The foregoing summary of the material terms of the Besthof Letter Agreement is subject to the full and complete terms of the Besthof Letter Agreement, a copy of which is attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01	Other Events.

On March 8, 2022, the Company issued a press release announcing the leadership transition, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Company’s Interim Chief Executive Officer confirmed that given the changing global geopolitical environment, the Company will narrow its geographic focus on strategic priorities that are principally based in the United States. These are the development and approval of ZYESAMI®  (aviptadil) for treatment of Critical COVID-19 and other applications, advancing the Company’s psychiatric portfolio, including NRX-101. The Company will also continue to evaluate the global market, partnership and development opportunities for the BriLife™ vaccine for the prevention of COVID-19.

In light of the Company’s strategic focus and the ongoing hostilities in Eastern Europe, and following recent changes in the Ministry of Health in the nation of Georgia, the Company at this time will not be pursuing opportunities in Georgia (which neighbors Russia and Ukraine), elsewhere in the Caucasus region or Europe. In addition, the Board has determined that it could not confirm the current status or effectiveness of the authorization for emergency use of the Company’s COVID-19 therapeutic drug ZYESAMI®  in Georgia. Although the Company engaged in an initial training of physicians, to date, the Company has not sold any doses of ZYESAMI®  in Georgia. At this time, the Company has ceased efforts to pursue further regulatory drug interactions in Georgia or to conduct clinical trials there.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Consulting Agreement by and between NRx Pharmaceuticals, Inc. and Jonathan C. Javitt, dated as of March 8, 2022.
10.2	Letter Agreement by and between NeuroRx, Inc. and REBes Consulting LLC- Robert Besthof, dated as of March 9, 2022.
99.1	Press Release, dated March 8, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NRX PHARMACEUTICALS, INC.

Date:	March 9, 2022	By:	/s/ Alessandra Daigneault
		Name:	Alessandra Daigneault
		Title:	Chief Corporate Officer, General Counsel, Secretary & Acting Treasurer

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EXHIBIT 10.1

CONSULTING AGREEMENT (this “Agreement”) effective as of March 8, 2022 (the “Effective Date”), between NRX Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and Jonathan C. Javitt (“Consultant”).

WHEREAS, Consultant was serving as the Chief Executive Officer and President of the Company pursuant to that certain employment agreement dated May 20, 2015 between Consultant and NeuroRx, Inc., a subsidiary of the Company (the “Prior Agreement”);

WHEREAS, Consultant desires to transition to the role of Chief Scientist and advisor to the Company and to cease serving as the Chief Executive Officer and President; and

WHEREAS the Company desires that Consultant provide consulting services for the benefit of the Company, in a consulting capacity, for the period and upon such other terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained herein, and intending to be legally bound hereby, the parties hereto agree as set forth below:

1.                 Acknowledgment. Effective as of the Effective Date, Consultant hereby resigns as Chief Executive Officer and President of the Company and any of its Affiliates and from any other position whether as an employee or otherwise, except for Consulting position as set forth in this Agreement and for Consultant’s position as a member of the Board of Directors of the Company (the “Board”), and Consultant acknowledges and agrees that Consultant shall not be entitled to any severance or separation pay or bonuses or any other payments or benefits, including, but not limited to, any obligations of the Company to repurchase any Company securities owned by Consultant pursuant to the Prior Agreement or otherwise. All obligations of the Company under the Prior Agreement are terminated in their entirety and, except as set forth in this Agreement, the Prior Agreement shall cease to have any force and effect. Consultant agrees to execute any documents reasonably required to effectuate the foregoing.

2.                 Term. Subject to earlier termination pursuant to Section 5, the term of this Agreement shall be effective as of the Effective Date and shall continue until it expires on the first anniversary of the Effective Date. The period of time from the Effective Date through the termination of this Agreement is herein referred to as the “Term.”

3.                 Services; Independent Contractor Status. (a) During the Term, Consultant shall provide services to the Company as its Chief Scientific Advisor as set forth on Exhibit A (the “Services”) and shall report to the Board or its designee and shall provide such other services to the extent reasonably requested by the Board. Consultant shall devote such time and resources as are necessary for the performance of the Services hereunder on an as-needed basis as may reasonably be requested by the Company and agreed to by Consultant. Consultant shall diligently perform the Services in accordance with all appropriate professional standards and in the best interests of the Company and its Affiliates.

(b)                Consultant further acknowledges that Consultant’s Services may require that Consultant travel to the extent necessary to perform the Services.

(c)                Consultant acknowledges that (i) Consultant is an independent contractor of the Company and not an employee of the Company or any of its Affiliates, and nothing contained in this Agreement shall be construed to imply a joint venture, partnership or principal-agent or employment relationship between the Company or any of its Affiliates, on the one hand, and Consultant, on the other

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hand, (ii) Consultant shall not have any right to act for, represent or otherwise bind the Company or any of their respective Affiliates in any manner, and (iii) Consultant shall not be entitled, and Consultant hereby waives any right, to participate in any benefit plans or programs of the Company or any of its Affiliates. Consultant acknowledges and agrees that the Company shall have no obligation to pay or provide continued health or medical coverage to Consultant. Consultant further acknowledges and agrees that Consultant shall have no right to bind the Company, and Consultant shall not (x) incur any expenses unless authorized in advance in writing by the Board or its designee, (y) make any statements on behalf of the Company or issue any press releases or similar statements with respect to the Company or (z) enter into or seek to enter into any transactions on behalf of the Company. Consultant acknowledges and agrees that he has disclosed to the Board all contracts and commitments that he has previously entered into with respect to or on behalf of the Company and its Affiliates. Consultant also acknowledges and agrees that any personal security arrangements or obligations of the Company with respect to Consultant shall be transferred to Consultant and Consultant shall be solely responsible for such payments and shall relieve the Company from any obligations thereunder.

4.                 Consulting Fees. Consultant’s consulting fees during the Term shall be paid, to the extent due, in accordance with the documentation and payment terms for Consultant Fees set forth on Exhibit B to this Agreement.

5.                 Termination of Services. The Company may terminate this Agreement without prior notice immediately upon a termination for Cause. This Agreement shall automatically terminate upon Consultant’s death. During the Term, Consultant may terminate this Agreement on thirty (30) days’ notice at any time and for any reason. Upon termination of this Agreement under this Section 5, the Company shall have no further obligation to Consultant hereunder except for payment of any Consultant Fees (as described in Exhibit B to this Agreement) and expenses, in each case that have accrued prior to such termination in accordance with this Agreement and Company policies but have not yet been paid. For purposes of clarity, the termination of Consultant’s services to the Company shall automatically terminate this Agreement. “Cause” shall mean (i) Consultant’s gross negligence or willful misconduct, or willful and continued failure to substantially perform Consultant’s duties hereunder (other than due to physical or mental illness or incapacity), which, in either case, causes material injury to the reputation or business of the Company, (ii) Consultant’s conviction of, or plea of guilty or nolo contendere to, a felony or other crime (iii) Consultant’s fraud or embezzlement or other material misuse of funds or property belonging to the Company; or (iv) any material breach by Consultant under this Agreement, subject to a ten day notice and cure period (if reasonably capable of prompt cure) provided that any determination for Cause under this Section 5 shall be made by the Board in its good faith judgement.

6.                 Restricted Activities.

(a)                Consultant acknowledges and agrees that Section 9 (Restricted Activities) (including without limitation, noncompetition and nonsolicitation) and Section 10 (Enforcement of Covenants) of the Prior Agreement shall continue to apply during the Term and for 12 months thereafter.

(b)                The periods during which the provisions of Section 6(a) apply shall be tolled during (and shall be deemed automatically extended to the extent permitted by law by) any period in which Consultant is in violation of the provisions of Section 6(a). Without limiting the generality of Section 11, notwithstanding the fact that any provision of this Section 6 may be determined not to be subject to specific performance, the Company will nevertheless be entitled to recover monetary damages as a result of Consultant’s breach of such provision.

(c)                Consultant acknowledges that the Company has a legitimate business interest and right in protecting its Confidential Information, business strategies, employee and customer relationships

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and goodwill, and that the Company would be seriously damaged by the disclosure of Confidential Information and the loss or deterioration of its business strategies, employee and customer relationships and goodwill. In light of the foregoing, and the Company’s and Consultant’s mutual understanding that in the course of the Services, Consultant will acquire Confidential Information that would be of significant benefit to any Person that competes with the Company, Consultant expressly acknowledges and agrees that each restraint imposed by this Agreement (specifically including Section 6(a) of this Agreement) is reasonable with respect to subject matter, time period and geographical area. Consultant further acknowledges that although Consultant’s compliance with the covenants contained in Sections 6, 7, 8, 9 and 10 may prevent Consultant from earning a livelihood in a business similar to the business of the Company, Consultant’s experience and capabilities are such that Consultant has other opportunities to earn a livelihood and adequate means of support for Consultant and Consultant’s dependents.

7.                   Confidential Information. Consultant acknowledges and agrees that Section 7 (Confidential Information) of the Prior Agreement shall continue in full force and effect during the Term and for the avoidance of doubt shall cover the period that Consultant was employed pursuant to the Prior Agreement as well as the Term and the three year period thereafter or such greater period permitted by law.

8.                   Return of Property. Consultant acknowledges that all notes, memoranda, specifications, devices, formulas, records, files, lists, drawings, documents, models, equipment, computer, software, intellectual property and other property relating to the businesses of the Company, in whatever form (including electronic), and all copies thereof, that are received or created by Consultant while a consultant of the Company (including but not limited to Confidential Information) are and shall remain the property of the Company, and Consultant shall immediately return such property (which to Consultant’s knowledge is in its possession) to the Company upon the termination of Consultant’s services and, in any event, at the Company’s request. If any such property is subsequently discovered in Consultant’s possession, Consultant shall promptly return such property to the Company. Consultant acknowledges that it has no expectation of privacy with respect to with respect to the Company’s telecommunications, networking or information processing systems (including, without limitation, files, e-mail messages and voice messages) and that Consultant’s activity and any files or messages on or using any of those systems or on any personal device of system of Consultant may be monitored at any time without notice

9.                   Intellectual Property Rights. Consultant acknowledges and agrees that Section 9 (Assignment of Rights to Intellectual Property) of the Prior Agreement shall continue in full force and effect during the Term and for the avoidance of doubt shall cover the period that Consultant was employed pursuant to the Prior Agreement as well as the Term and thereafter.

10.                 Intentionally Omitted.

11.                 Remedies and Injunctive Relief. Consultant acknowledges that a violation by Consultant of any of the covenants contained in Section 6, 7, 8, 9 or 10 of this Agreement would cause irreparable damage to the Company in an amount that would be material but not readily ascertainable, and that any remedy at law (including the payment of damages) would be inadequate. Accordingly, Consultant agrees that the Company shall be entitled (without the necessity of showing economic loss or other actual damage) to injunctive relief in any court of competent jurisdiction for any actual or threatened breach of any of such covenants in addition to any other legal or equitable remedies it may have, Consultant and the Company waive any right to any claim of improper or inconvenient venue or forum. Nothing in this Section 11 shall be construed as a waiver of the rights that the Company may have for damages under this Agreement or otherwise, all of which are reserved.

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12.                 Representations and Covenants of Consultant. Consultant represents, warrants and covenants that as of the date hereof and at all times during the Term: (i) Consultant has the full right, authority and capacity to enter into this Agreement and perform Consultant’s obligations hereunder; (ii) Consultant is not bound by any agreement that conflicts with or prevents or restricts the full performance by Consultant of its duties and obligations to the Company hereunder during or after the Term; (iii) the execution and delivery of this Agreement shall not result in any breach or violation of, or a default under, any existing obligation, commitment or agreement to which Consultant is subject; (iv) Consultant has obtained all necessary licenses, approvals and authorizations from all appropriate federal, state, local and (where relevant) foreign governmental authorities for the performance of its obligations under this Agreement; (v) Consultant is in compliance with all applicable laws, and has not received any notice of any alleged violation of any statute, law, regulation, ordinance, rule, judgement, order or decree from any governmental entity or other person.

13.                 Cooperation. Consultant agrees that, upon reasonable notice and without the necessity of the Company or any of its members or their respective Affiliates obtaining a subpoena or court order, Consultant shall provide reasonable cooperation in connection with any suit, action or proceeding (or any appeal from any suit, action or proceeding), and any investigation and/or defense of any claims asserted against the Company or its Affiliates, which relates to events occurring during the provision of Consultant’s services for the Company and its Affiliates as to which Consultant may have relevant information (including but not limited to furnishing relevant information and materials to the Company or its designee and/or providing testimony at depositions and at trial), provided that the Company shall reimburse Consultant for pre-approved expenses, to the extent reasonably incurred in connection therewith. Consultant also agrees to cooperate and transition any items in Consultant’s control which are property of the Company (including any administration rights which Consultant and/or Consultant’s family members have with respect to the Company’s websites and email server (GoDaddy) and Consultant will relinquish Consultant’s and Consultant’s family’s right as administrator and access to the Company’s website and emails and Consultant will as of the Effective Date transfer the administration rights and access to the website and emails to Alessandra Daigneault and Ryan Sheffield on behalf of the Company

14.                 Taxes; Offsets. Consultant shall be solely responsible for the payment of any and all required federal, state, local and non-U.S. taxes (including self-employment taxes) incurred, or to be incurred, in connection with any amounts payable to Consultant under this Agreement. Consultant agrees that the Company may offset any payments owed to Consultant with respect to amounts Consultant owes to the Company in connection with any executive security agreements or health coverage premiums for any period after the Effective Date.

15.                 Indemnification. Consultant shall be indemnified for his services under this Agreement to the same extent as other directors of the Company. In addition, Consultant’s rights to indemnification and expenses and directors and officers coverage in connection with Consultant’s services as an executive officer prior to the date hereof shall continue in full force and effect; provided that, for the avoidance of doubt, Consultant shall not be indemnified or advanced any expenses in connection (i) with any action, claim or proceeding or dispute between Consultant and the Company in connection with the Prior Agreement or this Agreement, (ii) with any action, claim or proceeding or dispute initiated by Consultant against the Company or any of its officers and directors unless approved in advance in writing by the Board, (iii) any fraud or embezzlement by Consultant as determined by the Board in its good faith judgement or (iv) any items which may not be indemnified by law.

16.                 Assignment. This Agreement shall not be assignable by Consultant without the prior written consent of the Company, and any assignment in violation of this Agreement shall be void. The Company may assign this Agreement, and its rights and obligations hereunder, to any of its

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Affiliates. This Agreement shall be binding on, and shall inure to the benefit of, the parties to it and their respective heirs, legal representatives, successors and permitted assigns. Consultant acknowledges and agrees that all of Consultant’s covenants and obligations to the Company, as well as the rights of the Company hereunder, shall run in favor of and shall be enforceable by the Company and its successors and assigns.

17.                 Governing Law; Dispute Resolution; No Construction Against Drafter. It is the intent of the parties hereto that all questions with respect to the construction of this Agreement and the rights and liabilities of the parties hereunder shall be determined in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws thereof that would call for the application of the substantive law of any jurisdiction other than the State of Delaware. Section 24 of the Prior Agreement (Consent to Jurisdiction) is incorporated by reference Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding arising out of or relating to this Agreement.

18.                 Amendment; No Waiver. No provisions of this Agreement may be amended, modified, waived or discharged except by a written document signed by Consultant and a duly authorized officer of the Company (other than Consultant). The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. No failure or delay by either party in exercising any right or power hereunder will operate as a waiver thereof, nor will any single or partial exercise of any such right or power, or any abandonment of any steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.

19.                 Affiliates. In this Agreement, the term “Affiliate,” in relation to a Person, means any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; for the purposes hereof, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. Any Affiliate may, subject to the written consent of the Company, enforce or take the benefit of those clauses of this Agreement in which reference is expressly made to such Affiliates, subject to and in accordance with the provisions of applicable law. No consent of any such Affiliate will be required for the variation or rescission of this Agreement (including without limitation this Section 19). Except as provided in this Section, a Person who is not a party to this Agreement has no rights to enforce any term of this Agreement.

20.                 Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable law or public policy, all other conditions and provisions of this Agreement shall nonetheless remain in full force and effect; provided, however, that in the event that any court of competent jurisdiction shall finally hold in a non-appealable judicial determination that any provision of Section 6, 7, 8, 9 or 10 (whether in whole or in part) of this Agreement is void or constitutes an unreasonable restriction against Consultant, such provision shall not be rendered void but shall be deemed to be modified to the minimum extent necessary to make such provision enforceable for the longest duration and the greatest scope as such court may determine constitutes a reasonable restriction under the circumstances.

21.                 Entire Agreement. This Agreement constitutes the entire agreement and understanding between the Company and Consultant with respect to the subject matter hereof and supersedes all prior agreements and understandings (whether written or oral), between Consultant and the

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Company relating to such subject matter (including the Prior Agreement and any severance or separation pay thereunder or any requirement for the Company to offer to purchase or repurchase any equity securities of the Consultant), except that this Agreement shall not relieve Consultant of any contractual or common law obligations Consultant has to the Company or any of its Affiliates that by their nature are intended to survive the termination of Consultant’s service with the Company, including, without limitation, to maintain the Company’s confidential, proprietary and trade secret information as confidential and not to use such information for Consultant’s benefit or the benefit of any third party. In addition the Consultant’s obligations under the Prior Agreement as set forth under this Agreement shall survive. Consultant confirms that in signing this Agreement, Consultant has not relied on any warranty, representation, assurance or promise of any kind whatsoever other than as expressly set out in this Agreement.

22.                Survival. The rights and obligations of the parties under the provisions of this Agreement shall survive, and remain binding and enforceable, notwithstanding the expiration of the Term, the termination of this Agreement, the termination of Consultant’s services hereunder or any settlement of the financial rights and obligations arising from Consultant’s services hereunder, to the extent necessary to preserve the intended benefits of such provisions.

23.                 Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or facsimile, or if mailed, three days after mailing (one business day in the case of overnight mail or overnight courier service) to the parties at the following addresses or facsimiles (or at such other address for a party as shall be specified by like notice):

If to the Company:	NRX Pharmaceuticals, Inc.
1201 Orange Street, Suite 600
Wilmington, Delaware 19801
Attention: General Counsel
Email: adaigneault@nrxpharma.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Fax: (212) 492-0441
Attention: Gregory Laufer
Email: glaufer@paulweiss.com

If to Consultant:	Jonathan C. Javitt
Email: jjavitt@gmail.com

If to the Consultant, at his most recent address on the payroll records of the Company or such other address as the Consultant provides the Company in writing.

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24.                 Counterparts. This Agreement may be executed in one or more counterparts (including via facsimile and electronic image scan (pdf)), each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

[Signature page follows]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the parties as of the date first written above.

NRX PHARMACEUTICALS, INC.

By:	/s/ Alessandra Daigneault
Name:	Alessandra Daigneault
Title:	Chief Corporate Officer, General Counsel, Secretary & Acting Treasurer

CONSULTANT

/s/ Jonathan C. Javitt
Jonathan C. Javitt

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EXHIBIT A

SERVICES

Consultant shall serve as the Chief Scientist and as an advisor to the Company and shall provide certain scientific advisory services to the Company as follows:

•	The Consultant shall provide scientific / strategic advice to the CEO and to his designees.
•	The Consultant shall review scientific information and provide strategic implications advice in quadrants of strategic interest including:
o	Pulmonary
o	Psychiatry - Depression, Suicidality, PTSD
•	The Consultant shall finish the RFL-100-001 scientific publication in collaboration with Dr. Lavin.
•	The Consultant shall provide insights to emerging policies and support in developing strategies to prepare for opportunities.
•	The Consultant shall provide insights to external partners and scientific advisors that can help support the Company in specific projects.

A-1

EXHIBIT B

CONSULTANT FEES AND PAYMENT TERMS

Consultant Fees:

Payment at the rate of $1,000,000 per full year that Consultant is engaged in providing the Services, payable monthly and prorated for the number of days in any partial month. $250,000 shall be payable on or within ten business days after the Effective Date and the remaining $750,000 shall be payable in monthly installments of $75,000 commencing on the third month of the Term and for each of the successive nine (9) months during the Term (and for the avoidance of doubt in no event will the aggregate Consultant Fees exceed $1,000,000 in the aggregate).

The payment of any fee described in this Exhibit B (collectively, the “Consultant Fees”) shall be subject to compliance with the terms of this Agreement, applicable law, regulation and the Company’s internal policies; provided that as a condition to any payment of Consultant Fees, Consultant shall provide within 30 days following the conclusion of the applicable month during the Term, an invoice or other documentation describing the Services rendered.

Consultant shall keep and maintain an accurate and reasonably detailed record of days actually worked providing the Services during the Term.

Expenses:

During the Term, the Company shall reimburse Consultant for Consultant’s reasonable and necessary out-of-pocket business expenses actually incurred in connection with providing the Services, to the extent (x) incurred in accordance with the Company’s then-prevailing policies and procedures (which shall include appropriate itemization, allocation and substantiation of expenses incurred) for expense reimbursement of consultants, and (y) approved in advance in writing by the Board. Such reimbursement shall be paid to Consultant within 30 days of being approved by Board.

B-1

EXHIBIT 10.2

NRX Pharmaceuticals, Inc.

March 9, 2022

Robert Besthof

Dear Robert,

This letter agreement (the “Agreement”) supplements the Work for Hire Agreement entered into by and between REBes Consulting LLC- Robert Besthof (“Consultant”) and NeuroRx, Inc., dated March 1, 2016 as amended on October 23, 2020 (the “Consulting Agreement”). The purpose of this Agreement is to confirm your appointment as the Interim Chief Executive Officer of NRX Pharmaceuticals, Inc. (the “Company”) beginning on the March 8, 2022 (the “Effective Date”). While providing services as Interim Chief Executive Officer, you will continue to be provide services pursuant to the Consulting Agreement and you will also continue to serve as the Chief Commercial and Patient Officer and Head of Operations. Any capitalized terms used in this Agreement without definition will have the same meaning as in the Consulting Agreement.

We appreciate your willingness to serve as Interim Chief Executive Officer and you will be considered for appointment as our Chief Executive Officer on a permanent basis. If you are appointed as our permanent Chief Executive Officer, we will revisit your compensation arrangements and anticipate that we will enter a new employment agreement or consulting agreement on terms to be mutually agreed upon.

While you are providing services under this Agreement as Interim Chief Executive Officer, you will report to the Board of Directors of the Company (the “Board”) and will do and perform all reasonable services, acts or things necessary or advisable to manage and conduct the business of the Company and that are normally associated with the position of principal executive officer, consistent with the bylaws of the Company and as required by the Board. During the term of your service, you will devote your full business energies, interest, abilities, and productive time to the proper and efficient performance of your duties under this Agreement, and you will not, without the prior written consent of the Board, engage in any other business activity that would materially interfere with the performance of your duties under this Agreement.

In connection with your appointment as Interim Chief Executive Officer, we are pleased to offer you the following payments (in addition to your current compensation):

1.	Your current base payment will remain $22,000.00 (twenty two thousand dollars) per month.

2.	You will receive an additional monthly payment of $19,667.00 (nineteen thousand six hundred sixty seven dollars) beginning on the Effective Date for total annual payments at a rate of approximately $500,000, and this additional payment will continue in effect for as long as you serve as Interim Chief Executive Officer. It is acknowledged that you will receive the additional payments for at least six months after the Effective Date (equal to $118,000 in the aggregate) unless you voluntarily resign or your services are terminated for Cause (as defined below).

3.	You will be eligible to receive a special payment for calendar year 2022 equal to $250,000 at target, based on achievement of performance metrics to be determined by the Board, and, except as otherwise provided in this Agreement, such special payment to the extent earned shall be paid on or before March 15, 2023.

4.	Effective on the Effective Date, the Board has approved a grant of options to purchase 100,000 shares of the Company’s common stock in connection with your provision of services as the Interim Chief Executive Officer. The options are be subject to the Company’s 2021 Omnibus Incentive Plan and applicable award agreement, have an exercise price equal to the fair market value of the Company’s common stock on the date of such Board approval and such options shall vest on the first anniversary of the Effective Date, subject to your continued service with the Company, provided that if you are not appointed as permanent Chief Executive Officer (“CEO”), or if your services are terminated by the Company without Cause, all unvested options shall vest in full. Such options, to the extent vested, shall remain exercisable until the earlier of (i) the third anniversary of your cessation of service and (ii) 10th anniversary of the Effective Date, provided that if you are terminated for Cause then such options shall cease to be exercisable as of such termination.

5.	You agree that the Company may initiate a search for a permanent CEO other than you at any time (“CEO Search”), and you agree that the initiation of a CEO Search will not by itself constitute a breach or give you grounds to resign your provision of services under the Consulting Agreement or because you are not appointed as the permanent Chief Executive Officer (or because you are no longer receiving the increased payment provided for in this Agreement).

6.	If in connection with the CEO Search you are not appointed as the permanent CEO, then the Company agrees to negotiate with you in good faith to offer you a new consulting agreement or employment agreement which is at least (i) commensurate with your current position as “Head of Operations/ Chief Commercial Officer” (it being acknowledged and agreed that this may be equivalent in title to those of a Senior Vice President in a large pharmaceutical company and that your title may change) and (ii) comparable base payment (but excluding the additional payment as Interim CEO) and bonus, if any (the “Comparable Terms”). If the new CEO does not offer you Comparable Terms, as determined by the Board, then you shall be permitted to resign from your positions with the Company (including under the Consulting Agreement) and upon such resignation the Company will provide you with a separation payment of $22,000 per month payable over six months ($132,000 in the aggregate) the stock options granted under this Agreement shall vest, and the Company will pay you the unpaid portion of the $250,000 special payment at the full target amount to the extent the target special payment for 2022 has not been paid (the “2022 Payment Balance”). If the new CEO and the Board do not offer you Comparable Terms, then prior to your resignation under this Section 6 (x) you must provide the Company with written notice of your intent to resign specifying this provision within 30 days after the date you were not offered Comparable Terms, and (y) such resignation shall not occur until 90 days after the date of such notice (or such earlier date as agreed by the Company in its sole discretion).

7.	If prior to the hiring on a permanent CEO, your provision of services as interim CEO under this Agreement is terminated by the Company without Cause (and not as a result of your voluntary resignation), then you will receive separation payments of (i) $41,667 per month payable for six months, and (ii) the 2022 Payment Balance and (iii) your unvested options under this Agreement shall vest.

8.	For the avoidance of doubt, in no event will you receive the separation payments under both Section 6 and Section 7 of this Agreement, and to the extent that you receive separation payments under Section 6 or 7, then you shall not be entitled to receive separation payments under the Consulting Agreement. As a condition to the receipt of separation payments under this Agreement and the extended exercisability of the options under Section 4 of this Agreement, you will be required to execute a release of claims in favor of the Company within 30 days after the date of such termination in a form provided by the Company.

9.	You shall be added as a named insured under the Company’s directors’ and officers’ insurance policy and you shall be indemnified to the same extent as all other executive officers of the Company with respect to all claims arising for periods before your termination of service.

10.	“Cause” shall mean (i) your gross negligence or willful misconduct, or willful and continued failure to substantially perform your duties (other than due to physical or mental illness or incapacity), which, in either case, causes material injury to the reputation or business of the Company, (ii) your conviction of, or plea of guilty or nolo contendere to, a felony or other crime, (iii) your fraud or embezzlement or other material misuse of funds or property belonging to the Company, or (iv) any material breach by you of any of the Company’s rules, policies and procedures or a material breach by you of the Consulting Agreement, subject to a ten day notice and cure period (if reasonably capable of prompt cure); provided that any determination for Cause under this Section 9 shall be made by the Board in its good faith judgment.

11.	For the avoidance of doubt, you shall continue to provide your services as an independent contractor and not as an employee as set forth in Section 3 of the Consulting Agreement.

This Agreement and the rights hereunder may not be modified, amended, assigned or transferred, in whole or in part, except in a formal, definitive written agreement expressly referring hereto, which agreement is signed by an authorized officer of the Company and by you.

[Remainder of the page left intentionally blank.]

We look forward to you assuming leadership of the Company and to continuing to work together to grow the value of the Company.

NRX Pharmaceuticals, Inc.

By:	/s/ Alessandra Daigneault
Print Name: Alessandra Daigneault
Its: Chief Corporate Officer, General Counsel, Secretary & Acting Treasurer

Accepted And Agreed:

Consultant

/s/ Robert Besthof
Name: Robert Besthof
REBES Consulting LLC

[Signature page to the REBes Consulting LLC Letter Agreement]

EXHIBIT 99.1

NRx Pharmaceuticals Announces Leadership Transition

Robert Besthof, Head of Operations and Chief Commercial Officer, Appointed Interim CEO

Jonathan Javitt, MD, MPH, to Serve as a Consultant and Chief Scientist and Remain on the Board of Directors

RADNOR, Pa., March 8, 2022 – NRx Pharmaceuticals (Nasdaq: NRXP) (“NRx” or the “Company”), a clinical-stage, biopharmaceutical company, today announced that Jonathan Javitt, MD, MPH, has retired as Chief Executive Officer effective immediately. The Board of Directors appointed Robert Besthof, Head of Operations and Chief Commercial Officer, as Interim CEO.

With experience working with Pfizer, Eli Lilly and Wyeth during his career, Mr. Besthof is a seasoned operating executive who will be responsible for leading the management team and working with the Board of Directors to advance the Company’s pipeline and growth initiatives. He has been instrumental in building and managing the teams that have developed NRx’s pipeline to date. As part of the transition, Dr. Javitt will assume a new consulting role as the Company’s Chief Scientist, where he will continue to help advance the Company’s pipeline. Dr. Javitt will remain on the Board of Directors, but will no longer be responsible for company operations or day-to-day management. The Board of Directors will initiate a search process to identify its next CEO.

“Since founding NRx, Jonathan built a biopharmaceutical company that made significant progress in developing a novel pipeline of promising therapeutic options in areas of very high unmet need,” said Patrick Flynn, a founding investor in NRx and member of the Board of Directors. “Under Jonathan’s leadership, in about three years NRx advanced from an idea to reading out a Phase 2 study and obtaining Breakthrough Therapy Designation and a Special Protocol Agreement for the first drug in development for bipolar depression and Acute Suicidal Ideation and Behavior (ASIB). In 2020, when the COVID pandemic hit our nation, the NRx team initiated a P2/3 clinical study in Critical COVID-19 with aviptadil, going from concept to dosing our first patient in about 12 weeks. Today NRx has a pipeline of late-stage drugs that can serve as platform for numerous indications in the psychiatry and respiratory space (e.g., non-COVID-19 ARDS).”

Flynn continued, “After taking the Company public last year, Jonathan and the Board agree that this is the right time to find a new leader to scale and commercialize NRx’s work. We are extremely grateful for Jonathan’s contributions to NRx, and we are very pleased that he will continue to provide guidance as a consultant for the Company. NRx will benefit from his expertise as we continue to drive sustainable, long-term value for our shareholders.”

The Company’s new acting CEO, Robert Besthof, confirmed that given the changing global geopolitical environment the Company will narrow its geographic focus on strategic priorities that are principally based in the United States. These are the development and approval of ZYESAMI® (aviptadil), for treatment of Critical COVID-19 and other applications, and advancing the Company’s psychiatric portfolio, including NRX-101. The Company will also continue to evaluate the global market, partnership, and development opportunities for the BriLife™ vaccine for the prevention of COVID-19.

“NRx has a strong pipeline of novel therapeutic candidates in late-stage clinical trials. We continue to advance ZYESAMI®, a promising therapeutic option to help treat COVID-19 as well as other respiratory diseases, and we have a real opportunity to bring this treatment to market. In spite of vaccines, in the United States we are still losing every day 1000-2000 individuals to COVID-19” said Besthof. “I look forward to working closely with the Board and Dr. Javitt to fulfill our motto of ‘Bringing Hope to Life’ and to deliver lifesaving cures to patients with unmet needs. I am excited to lead the Company as we continue to build on our strong foundation.”

Dr. Javitt added, “My time leading NRx and taking the Company public has been the experience of a lifetime. Nothing has meant more to me as a physician than the patients who have reached out to us to thank us for returning them to their families.”

Background on Robert Besthof

Most recently, Mr. Besthof served as Head of Operations and Chief Commercial Officer of NRx, where he was responsible for managing the Company’s operations, partnerships, and therapeutics pipeline. Prior to joining NRx, Besthof served as Vice President of Global Commercial Development for Neuroscience & Pain at Pfizer. He has managed numerous specialty disease area business lines and has deep experience identifying commercial pathways and markets, launching breakthrough products, and closing numerous licensing deals. He has also held roles at Eli Lily and Wyeth, and earlier in his career he worked for Deutsche Bank and for various consulting firms. He holds a B.A. from Case Western Reserve University and a Master’s Degree in International Management from the Thunderbird School of Global Management.

About NRx Pharmaceuticals

NRx Pharmaceuticals (Nasdaq: NRXP) draws on decades of collective, scientific and drug-development experience to bring improved health to patients. Its investigational product, ZYESAMI® (aviptadil) for patients with COVID-19, has been granted Fast Track designation by the US Food and Drug Administration (FDA) and is currently undergoing phase 3 trials funded by the US National Institutes of Health, the Biomedical Advanced Research and Development Authority part of the US Department of Health and Human Services, and the Medical Countermeasures program, part of the US Department of Defense. The FDA has additionally granted Breakthrough Therapy Designation, a Special Protocol Agreement, and a Biomarker Letter of Support to NRx for NRX-101, an investigational medicine to treat bipolar depression in patients with acute suicidal ideation and behavior (ASIB). NRX-101 is currently in Phase 3 trials, with readouts expected in 2022/2023. In July 2021, NRx was awarded an exclusive worldwide license to develop and commercialize the BriLife (VSV-ΔG) COVID-19 vaccine developed by the Israel Institute of Biological Research.

Cautionary Note Regarding Forward-Looking Statements

This announcement of NRx Pharmaceuticals, Inc. includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the US Private Securities Litigation Reform Act of 1995, which may include, but are not limited to, statements regarding our financial outlook, product development, business prospects, and market and industry trends and conditions, as well as the Company's strategies, plans, objectives, and goals. These forward-looking statements are based on current beliefs, expectations, estimates, forecasts, and projections of, as well as assumptions made by, and information currently available to, the Company's management.

The Company assumes no obligation to revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Accordingly, you should not place reliance on any forward-looking statement, and all forward-looking statements are herein qualified by reference to the cautionary statements set forth above.

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